Exhibit 99.1
STATS ChipPAC Announces Pricing of New Senior Notes
Singapore — 8/5/2010, United States — 8/4/2010 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced the pricing of its private placement (the “Private Placement”) of senior notes that was launched on July 30, 2010. The senior notes consist of $600 million of 7.5% Senior Notes due 2015 (the “New Notes”). The Private Placement is expected to close on Thursday, August 12, 2010, and is subject to the satisfaction of customary closing conditions.
The Company intends to use the net proceeds from the private placement of the New Notes, together with a further drawdown of $180 million from its $360 million senior credit facility and cash in hand, to fund a proposed cash distribution to the shareholders of the Company pursuant to a capital reduction (the “Proposed Capital Reduction”), the tender offer and consent solicitation in respect of the Company’s $213.0 million of 6.75% Senior Notes due 2011 (the “Existing Notes”) that was commenced on July 30, 2010, and the costs associated with the foregoing.
The New Notes will constitute senior, unsecured obligations of the Company and will be guaranteed on a senior, unsecured basis by all of the Company’s wholly-owned subsidiaries, except its China subsidiaries and Korea subsidiary, unless, in the case of the Korea subsidiary, regulatory approval for such guarantee can be obtained. The New Notes will mature on August 12, 2015. Interest at the rate of 7.5% per annum on the New Notes will be payable semi-annually on February 12 and August 12 of each year, beginning February 12, 2011. The New Notes will be redeemable at the Company’s option on or after August 12, 2013 at certain prices and upon a change of control at 101% of their principal amount, in each case plus accrued and unpaid interest. Prior to August 12, 2013, the New Notes are redeemable at the Company’s option at a make-whole premium plus accrued and unpaid interest. If the Company’s Proposed Capital Reduction is not completed within 135 days after the closing of the Private Placement, the Company will be required to effect a mandatory redemption of the New Notes at 101% of their principal amount plus accrued and unpaid interest.
The Company has received in-principle approval from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the New Notes. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed in this release. Admission of the New Notes to the Official List of the SGX-ST is not to be taken as an indication of the merits of the Company or the New Notes.
The New Notes were offered within the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.
This release does not constitute an offer of securities for sale in the United States. The New Notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration under the Securities Act or an

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com applicable exemption from registration requirements. This release also does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to, any Existing Notes.
Forward-looking Statements
Certain statements in this release, including statements regarding the Company’s expectations and intentions relating to the closing of the Private Placement and use of proceeds thereof, and the Proposed Capital Reduction, are forward-looking statements that involve a number of risks and uncertainties. STATS ChipPAC does not assume any obligation to update any forward-looking statements to reflect subsequent events or circumstances. References to “$” are to the lawful currency of the United States of America.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 867 9859, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com